UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F ☒                                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Q3 2023 Results dated 14 November 2023

Press Release

14 November 2023

Argo Blockchain plc

("Argo" or "the Company")

Q3 2023 Results

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce its results for the quarter ended 30 September 2023.

Financial Highlights ($USD)

●    Accrued $4.4 million in power credits from economic curtailment at Helios during periods of high electricity prices, which led to an increase in mining margin from 36% in Q2 2023 to 58% in Q3 2023
●    Decreased average direct cost per Bitcoin mined by 33% from $17,566 per Bitcoin in Q2 2023 to $11,736 per Bitcoin in Q3 2023
●    Reduced recurring non-mining operating expenses by 11% in Q3 2023 compared to the prior quarter
●    Achieved a positive Adjusted EBITDA of $3.1 million for the quarter (Adjusted EBITDA of $5.4 million for the nine month period ending 30 September 2023)
●    Mined a total of 370 Bitcoin and Bitcoin Equivalents (together, "BTC") during the quarter and generated $10.4 million of revenue
●    Reduced debt owed to Galaxy Digital from $32 million to $27 million and ended the quarter with $70 million of debt outstanding
●    Recorded a one-time non-cash charge of $1.2 million related to prior period sales taxes owed to the Canadian tax authorities based on new tax regulations
●    Net loss was $9.9 million for Q3 2023
●    The Company ended September 2023 with $8.0 million of cash and 32 BTC on its balance sheet.

Operating Highlights

●    During the quarter, the Company completed the deployment of its BlockMiner machines, representing approximately 0.3 EH/s in aggregate across its two Quebec facilities
●    The deployment of the BlockMiner machines increased the Company's total hashrate capacity to 2.8 EH/s
●    The Company is involved in advanced discussions to sell certain non-core assets, and it continues to evaluate options for further reducing debt

Management Commentary

Argo's interim Chief Executive Officer, Seif El-Bakly, said, "I am pleased with Argo's operating and financial performance during the third quarter. The ability of our mining machines to curtail operations at Helios during periods of high electricity prices allowed us to generate significant power credits. These power credits enabled us to achieve a fleet-wide all-in direct cost of 3.5 - 4 cents per kilowatt hour for the quarter, which contributed to a higher mining margin and higher Adjusted EBITDA compared to the prior quarter."

Q3 Results Management Call

Argo will host a conference call to discuss its results at 10:00 ET / 15:00 GMT on Tuesday, 14 November 2023. The conference call is open to all existing and potential shareholders, and the live webcast of the call can be accessed via the Investor Meet Company platform. Questions can be submitted via the Investor Meet Company dashboard during the live presentation.

Investors can sign up to Investor Meet Company and add Argo Blockchain via the following link: https://www.investormeetcompany.com/argo-blockchain-plc/register-investor

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended 30 Sept 2023 (unaudited)	Three months ended 30 Sept 2022 (unaudited)	Nine months ended 30 Sept 2023 (unaudited)	Nine months ended 30 Sept 2022 (unaudited)
$USD	$'000	$'000	$'000	$'000

Revenues	10,407	13,097	34,403	47,741
Direct costs	(8,770)	(7,852)	(23,863)	(18,055)
Power credits	4,426	118	5,710	118
Mining margin	6,063	5,363	16,250	29,804

Depreciation of mining equipment	(6,181)	(763)	(18,228)	(14,844)
Change in fair value of digital currencies	(635)	(2,491)	(146)	(57,502)
Gross margin	(753)	2,109	(2,124)	(42,542)

Operating costs and expenses	(3,079)	(11,541)	(10,942)	(23,195)
Restructuring and one-time items	(1,526)	-	(2,925)	-
Foreign exchange	(144)	2,232	1,259	15,551
Depreciation and amortisation	(528)	(4,729)	(1,179)	(5,852)
Share based payment	(920)	(2,754)	(2,809)	(6,408)
Operating loss	(6,950)	(14,683)	(18,720)	(62,446)

Finance cost	(2,763)	(2,560)	(9,100)	(7,071)
Other income	75	(798)	75	(994)
Equity accounted loss from associate	(259)	-	(717)	(636)
Revalue of contingent consideration	-	-	-	5,239
Loss before taxation	(9,897)	(18,041)	(28,462)	(65,908)

Tax recovery	-	-	2,321	8,286
Net loss	(9,897)	(18,041)	(26,141)	(57,622)
Currency translation reserve	699	(30,792)	(863)	(36,518)
Equity accounted OCI from associate	-	173	-	(10,620)
Fair value loss on intangible digital assets	-	537	-	-
Total other comprehensive income (loss)	699	(30,082)	(863)	(47,138)

Total comprehensive loss	(9,198)	(48,123)	(27,004)	(104,760)

Weighted Average Shares outstanding '000	523,450	477,825	493,201	472,174
Basic earnings per share*	$(0.02)	$(0.04)	$(0.05)	$(0.12)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

	As at	As at
	30 September 2023 (unaudited)	31 December 2022 (unaudited)
$USD	$'000	$'000
ASSETS
Non-current assets
Investments at fair value through income and loss	426	414
Investments accounted for using the equity method	2,198	2,863
Intangible assets	785	2,103
Property, plant and equipment	63,923	76,992
Right of use assets	526	525
Total non-current assets	67,858	82,897
Current assets
Trade and other receivables	8,033	6,802
Digital assets	139	443
Cash and cash equivalents	7,987	20,092
Total current assets	16,159	27,337

Total assets	84,017	110,234
EQUITY AND LIABILITIES
Equity
Share capital	710	634
Share premium	209,545	202,103
Share based payment reserve	11,321	8,528
Foreign currency translation reserve	(29,758)	(28,895)
Accumulated surplus (deficit)	(194,764)	(168,623)
Total equity	(2,946)	13,747
Current liabilities
Trade and other payables	9,802	10,028
Loans and borrowings	13,735	11,605
Deferred tax	3,820	2,648
Total current liabilities	27,357	24,281
Non - current liabilities
Deferred tax	4,806	7,941
Issued debt - bond	38,077	37,809
Loans and borrowings	16,180	25,916
Lease liability	543	540
Total non-current liabilities	59,606	72,206

Total equity and liabilities	84,017	110,234

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Nine months ended
30 September 2023 (unaudited)
$USD	$'000
Cash flows from operating activities
Loss before tax	(28,462)
Adjustments for:
Depreciation and amortisation	19,407
Foreign exchange movements	(1,259)
Finance cost	9,100
Fair value change in digital assets	635
Realised loss in digital assets	(489)
Share of equity accounted loss from associate	717
Share based payment expense	2,809
Working capital changes:
Increase in trade and other receivables	(4,532)
Decrease in trade and other payables	(117)
Decrease in digital assets	306
Net cash flow (used in)/from operating activities	(1,885)
Investing activities
Proceeds from sale of intangibles/investments	989
Purchase of tangible fixed assets	(1,590)
Net cash used in investing activities	(601)
Financing activities
Proceeds from borrowings	811
Loan repayments	(8,417)
Interest paid	(8,015)
Proceeds from shares issued	7,518
Net cash from (used in)/from financing activities	(8,103)
Net decrease in cash and cash equivalents	(10,589)
Effect of foreign exchange changes in cash	(1,516)
Cash and cash equivalents, beginning of period	20,092
Cash and cash equivalents, end of period	7,987

Non-IFRS Measures

The following table shows a reconciliation of mining margin percentage to gross margin, the most directly comparable IFRS measure, for the periods ended 30 September 2023 and 30 September 2022.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 September 2023	30 September 2022	30 September 2023	30 September 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
$USD	$'000	$'000	$'000	$'000

Gross margin	(753)	2,109	(2,124)	(42,542)
Gross margin percentage	(7%)	16%	(6%)	(89%)
Depreciation of mining equipment	6,181	763	18,228	14,844
Change in fair value of digital currencies	635	2,491	146	57,502

Mining margin	6,063	5,363	16,250	29,804
Mining margin percentage	58%	41%	47%	62%

The following table shows a reconciliation of Adjusted EBITDA to net (loss) / income, the most directly comparable IFRS measure, for the periods ended 30 September 2023 and 30 September 2022.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 September 2023	30 September 2022	30 September 2023	30 September 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
$USD	$'000	$'000	$'000	$'000
Net loss	(9,897)	(18,041)	(26,141)	(57,622)
Interest expense	2,763	2,560	9,100	7,071
Depreciation and amortisation	6,709	5,492	19,407	20,696
Income tax	-	-	(2,321)	(8,286)
Restructuring and one-time items	1,526	-	2,925	-
Foreign exchange	144	(2,232)	(1,259)	(15,551)
Share based payment	920	2,754	2,809	6,408
Change in fair value of digital currencies	635	2,491	146	57,502
Equity accounting loss from associate	259	-	717	636
Adjusted EBITDA	3,059	(6,976)	5,383	10,854

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 November,2023	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer